UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

IMAGO BIOSCIENCES, INC.

(Name of Subject Company — Issuer)

M-INSPIRE MERGER SUB, INC.,

a wholly owned subsidiary of

MERCK SHARP & DOHME LLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45250K107

(CUSIP Number of Class of Securities)

Kelly Grez

Corporate Secretary, Merck & Co., Inc.

126 East Lincoln Avenue

Rahway, NJ 07065

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Saee Muzumdar

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-I.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by M-Inspire Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), and Parent. This Schedule TO relates to the offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Imago BioSciences, Inc., a Delaware corporation (“Imago”), at a purchase price of $36.00 per Share (the “Offer Price”), to the seller in cash, without interest and subject to deduction for any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of November 19, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Imago, Parent and Merger Sub, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6, 8, 9 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Imago BioSciences, Inc., a Delaware corporation. Imago’s principal executive offices are located at 303 Twin Dolphin Drive, 6th Floor, Redwood City, California 94065. Imago’s telephone number is (415) 529-5055.

(b) This Schedule TO relates to the outstanding Shares. Imago has advised Merger Sub and Parent that, as of December 5, 2022 (the most recent practicable date): (i) 33,914,435 Shares were issued and outstanding, (ii) 5,031,346 Shares were subject to outstanding Imago stock options and (iii) rights to purchase a maximum of 0 Shares pursuant to Imago’s 2021 Employee Stock Purchase Plan were outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) - (c) This Schedule TO is filed by Merger Sub and Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Parent and Merger Sub”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) - (viii), (xii), (a)(2)(i) - (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1—“Terms of the Offer”

•	Section 2—“Acceptance for Payment and Payment for Shares”

•	Section 3—“Procedures for Accepting the Offer and Tendering Shares”

•	Section 4—“Withdrawal Rights”

•	Section 5—“Material U.S. Federal Income Tax Considerations”

•	Section 11—“The Merger Agreement; Other Agreements”

•	Section 12—“Purpose of the Offer; Plans for Imago”

•	Section 13—“Certain Effects of the Offer”

•	Section 15—“Conditions of the Offer”

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

•	Section 17—“Appraisal Rights”

•	Section 19—“Miscellaneous”

(a)(1)(ix) - (xi), (a)(2)(v) - (vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8—“Certain Information Concerning Parent and Merger Sub”

•	Section 10—“Background of the Offer; Past Contacts or Negotiations with Imago”

•	Section 11—“The Merger Agreement; Other Agreements”

•	Section 12—“Purpose of the Offer; Plans for Imago”

•	Schedule I

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) - (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10—“Background of the Offer; Past Contacts or Negotiations with Imago”

•	Section 11—“The Merger Agreement; Other Agreements”

•	Section 12—“Purpose of the Offer; Plans for Imago”

•	Section 13—“Certain Effects of the Offer”

•	Section 14—“Dividends and Distributions”

•	Schedule I

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9—“Source and Amount of Funds”

(b), (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8—“Certain Information Concerning Parent and Merger Sub”

•	Section 11—“The Merger Agreement; Other Agreements”

•	Section 12—“Purpose of the Offer; Plans for Imago”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8—“Certain Information Concerning Parent and Merger Sub”

•	Schedule I

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3—“Procedures for Accepting the Offer and Tendering Shares”

•	Section 10—“Background of the Offer; Past Contacts or Negotiations with Imago”

•	Section 11—“The Merger Agreement; Other Agreements”

•	Section 18—“Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8—“Certain Information Concerning Parent and Merger Sub”

•	Section 10—“Background of the Offer; Past Contacts or Negotiations with Imago”

•	Section 11—“The Merger Agreement; Other Agreements”

•	Section 12—“Purpose of the Offer; Plans for Imago”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 11—“The Merger Agreement; Other Agreements”

•	Section 12—“Purpose of the Offer; Plans for Imago”

•	Section 15—“Conditions of the Offer”

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 11—“The Merger Agreement; Other Agreements”

•	Section 15—“Conditions of the Offer”

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13—“Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 12, 2022.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9, IRS Form W-8BEN or IRS Form W-8BEN-E).*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated December 12, 2022.*

(a)(1)(F)	Press release issued by Merck & Co., Inc., dated December 12, 2022.*

(a)(5)(A)	Joint press release issued by Merck & Co, Inc. and Imago BioSciences, Inc., dated November 21, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Merck Sharp & Dohme LLC with the SEC on November 21, 2022).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of November 19, 2022, among Imago BioSciences, Inc., Merck Sharp & Dohme LLC and M-Inspire Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Imago on November 21, 2022).

(d)(2)	Amended & Restated Mutual Confidentiality Disclosure Agreement, dated as of October 7, 2022, between Imago BioSciences, Inc. and Merck Sharp & Dohme LLC.*

(d)(3)	Tender and Support Agreement, dated as of November 19, 2022, among Merck Sharp & Dohme LLC, M-Inspire Merger Sub, Inc., Enoch Kariuki, Dina Chaya Moghrabi, Robert Baltera, Robert F. Baltera Jr SEP IRA, Dennis Henner, Laurie B. Keating, Michael H. Arenberg, Hugh Y. Rienhoff, Jr., Hugh Y Rienhoff Jr & Lisa Ann Hane TTE Hane-Rienhoff Trust A/A dtd Nov 2012, Laura G. Eichorn, Amy E. Tapper and Jennifer Peppe.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table*

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

M-Inspire Merger Sub, Inc.

By:	/s/ Jon Filderman
Name:	Jon Filderman
Title:	Vice President

Merck Sharp & Dohme LLC

By:	/s/ Kelly E.W. Grez
Name:	Kelly E.W. Grez
Title:	Secretary

Date: December 12, 2022

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